# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SILVER BOW MINING CORP., CIK 0002067674
CUSIP: CA827427105
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1401 IDAHO STREET, BUTTE, Montana (MT), 59702
Date of event which requires filing of this statement: 05/01/2026
Filed by CIK 0001823720
Persons authorized to receive notices and communications: Danielle Money, 44 Cook St Ste 100, Denver, Colorado (CO), 80206, 3032719997

## Reporting persons
- Crescat Portfolio Management LLC (CIK 0001823720): type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Colorado (CO); source of funds: working capital (WC); sole voting power 0; shared voting power 2,564,769; sole dispositive power 2,578,526; shared dispositive power 0; aggregate amount beneficially owned 2,578,526 (8.7% of the class)
- Crescat Precious Metals Master Fund LTD: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 1,491,038; sole dispositive power 0; shared dispositive power 1,491,038; aggregate amount beneficially owned 1,491,038 (5.1% of the class)
- Crescat Institutional Precious Metals Master Fund LTD: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 138,874; sole dispositive power 0; shared dispositive power 138,874; aggregate amount beneficially owned 138,874 (0.5% of the class)
- Crescat Global Macro Master Fund LTD: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 740,644; sole dispositive power 0; shared dispositive power 740,644; aggregate amount beneficially owned 740,644 (2.5% of the class)
- Crescat Institutional Macro Master Fund LTD: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 59,064; sole dispositive power 0; shared dispositive power 59,064; aggregate amount beneficially owned 59,064 (0.2% of the class)
- Crescat Long/Short Master Fund LTD: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 135,149; sole dispositive power 0; shared dispositive power 135,149; aggregate amount beneficially owned 135,149 (0.5% of the class)
- Kevin C. Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,578,526; sole dispositive power 0; shared dispositive power 2,578,526; aggregate amount beneficially owned 2,578,526 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: SILVER BOW MINING CORP.
Address of issuer's principal executive offices: 1401 IDAHO STREET, BUTTE, Montana (MT), 59702

## Item 2. Identity and Background
Name of person filing:
This statement on Schedule 13D is filed by the following, with respect to the shares of common stock ("Shares"), of Silver Bow Mining Corp., a British Columbia corporation (the "Issuer"):
i) Crescat Portfolio Management LLC, a Colorado limited liability company ("Crescat")
ii) Crescat Precious Metals Master Fund LTD, an Exempted Company incorporated in the Cayman Islands ("Crescat Precious Metals")
iii) Crescat Institutional Commodity Master Fund LTD, an Exempted Company incorporated in the Cayman Islands ("Crescat Institutional Commodity")
iv) Crescat Global Macro Master Fund LTD, an Exempted Company incorporated in the Cayman Islands ("Crescat Global")
v) Crescat Institutional Macro Master Fund LTD, an Exempted Company incorporated in the Cayman Islands ("Crescat Institutional Macro")
vi) Crescat Long/Short Master Fund LTD, an Exempted Company incorporated in the Cayman Islands ("Crescat Long/Short")
vii) Kevin C. Smith ("Kevin Smith"), as a Director for each of the Funds and the controlling Member of Crescat Capital LLC, the sole Member of Crescat Portfolio Management LLC and also as CEO and CIO for Crescat Portfolio Management LLC.

Each a "Reporting Person" or collectively the "Reporting Persons", the funds listed above are collectively referred to as the "Funds". Crescat is a private money management firm which holds the Shares reported as beneficially owned by it in various accounts and Funds under its management and control including those listed here.
Residence or business address: The principal place of business is 44 Cook St Ste 100, Denver CO 80206
Present principal occupation or employment: The principal business of Crescat is investing for accounts under its management. The Funds are investment funds organized as the master funds in master feeder structures.
Criminal convictions in the last five years: Neither the Reporting Persons or their affiliates have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Reporting Persons or their affiliates have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Crescat is a limited liability company organized in Colorado. The Funds are Exempted Companies incorporated in the Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 2,564,769 shares reported herein as beneficially owned, in aggregate, by the Reporting Persons were acquired at an aggregate purchase price of US$11,362,566.46.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Shares because they believe the Shares are undervalued and represent an attractive investment opportunity.

Crescat may communicate with the Issuer's management and Board about a broad range of operational, governance and strategic matters and may communicate with other shareholders or third parties regarding the Issuer. Crescat may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. Crescat may change its intentions with respect to any and all matters referred to in this item 4.

Crescat intends to review its investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions or matters referenced above, overall market conditions, other investment opportunities available to Crescat, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, Crescat may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transaction.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Persons. The percentage of Shares reported to be beneficially owned by the Reporting Persons are based upon 29,518,500 Shares outstanding as of May 1 2026, as confirmed with the Issuer on May 1 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
During the last 60 days, the Reporting Person acquired 173,000 Common Shares as part of the initial public offering that closed on 5/1/2026 with a total cost of $1,989,500 and additional Common Shares through an open market transaction for accounts managed by Crescat as of 5/6/2026 with a total cost of $142,658.30.
..
Other persons with the right to receive dividends or sale proceeds: Other than Crescat and the Funds and accounts that directly hold the Shares, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As of December 30 2021 Crescat has entered into a Grant of Participation Right agreement with the Issuer.

Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Crescat Portfolio Management LLC: Danielle Money, Chief Compliance Officer (05/07/2026)
- Crescat Precious Metals Master Fund LTD: Linda Smith, Director (05/07/2026)
- Crescat Institutional Precious Metals Master Fund LTD: Linda Smith, Director (05/07/2026)
- Crescat Global Macro Master Fund LTD: Linda Smith, Director (05/07/2026)
- Crescat Institutional Macro Master Fund LTD: Linda Smith, Director (05/07/2026)
- Crescat Long/Short Master Fund LTD: Linda Smith, Director (05/07/2026)
- Kevin C. Smith: Kevin Smith, Kevin Smith, CEO/CIO (05/07/2026)